Orckit Communications Reports 2007 First Quarter Results

TEL AVIV, Israel, May 8 -- Orckit Communications Ltd. (NASDAQ: ORCT) today reported results for the first quarter ended March 31, 2007.

Revenues in the first quarter of 2007 were $4.5 million compared to $25.0 million in the quarter ended March 31, 2006 and $9.0 million in the previous quarter ended December 31, 2006.

Net loss for the quarter ended March 31, 2007 was $5.6 million, or $(0.36) per share, compared to net income of $5.8 million, or $0.34 per diluted share, for the quarter ended March 31, 2006 and a net loss of $1.9 million, or $(0.12) per share, for the previous quarter ended December 31, 2006.

Key highlights for the quarter:

- Announcement of the CM-4000, a high capacity Packet Transport Switch (PTS) allowing carriers to scale network links to 100Gbps per link in-service, with TDM and packet traffic over a universal transport infrastructure. The CM-4000 is expected to begin evaluations with telecom carriers in late 2007, with commercial availability in 2008.

- Completion of a private placement of $25.8 million principal amount of convertible notes.

- Product evaluations of the CM Packet Transport Systems continued with carriers, mainly in Asia. Commercial selections by these carriers are expected to occur in 2007.

Izhak Tamir, President of Orckit, commented, "We are very excited with our new higher capacity product, the CM-4000. This new innovative product complements the CM-100 platform and is expected to further expand our product offering to allow carriers to provide bandwidth-intensive applications such as High-Definition IPTV and 3.5G wireless video services, as well as other video applications in a highly demanding transport environment. The CM-4000 once again demonstrates our commitment to maintaining a leadership position in the metro transport market through the introduction of innovative technologies for high capacity packet-based products. "

Mr. Tamir continued, "In 2007, we expect to continue shipping our CM-100 platform to KDDI. Shipments are expected to support continued growth in KDDI's subscriber base for advanced data and video services over both cellular and wireline networks".

He concluded: "With the announcement of the CM-4000 platform, we have seen increased interest in Corrigent's CM product offering, as demand for metro product solutions for converged networks is being driven by the need to efficiently support both TDM and data services. While other vendors of telecom equipment intend to address carriers' needs for converged network products, we believe that with the CM-4000, we are well equipped to maintain our leadership in this segment of the market. As we concluded a private placement this quarter, we feel comfortable with having the resources to support product selection processes by telecom carriers. We look forward to answering the demand for further expansion of metro networks, and to addressing these data and video service opportunities."

Outlook and Guidance

For the quarter ending June 30, 2007, we expect revenues to be approximately $1.7 million, net loss to be approximately $8.5 million and net loss per share to be approximately $(0.54).

Conference Call
Orckit Communications will host a conference call on May 8, 2007, at 11 a.m. EST. The call can be accessed by dialing 1-?888-200-4690 in the United States and 1-973-935-8767 internationally. A replay of the call will be available at http://www.orckit.com. A replay of the call will be also available through May 15, 2007 at 11:59 p.m. at 1-877-519-4471 in the United States and 1-973-341-3080 internationally. To access this replay, enter the following code: 8634270.

About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM product line of metro optical transport solutions, based on RPR and MPLS technologies, delivering packet transmission services in the metro area. For more information on Orckit see www.orckit.com


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.


                                TABLES TO FOLLOW


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                                                                          ORCKIT COMMUNICATIONS LTD.
                                                                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                   (US$ in thousands, except per share data)


                                                                        Three Months Ended
                                                                             March 31
                                                              2007                                2006
                                                              ----                                ----


Revenues                                              $       4,526              $              24,959

Cost of revenues                                              2,044                             12,028
                                                              ------                            ------
Gross profit                                                  2,482                             12,931

Research and development expenses, net                        4,974                              4,240

Selling, marketing general and administrative expenses        4,011                              3,903
                                                              ------                             ------
Total operating expenses                                      8,985                              8,143
                                                             ------                              ------
Operating income (loss)                                      (6,503)                             4,788

Financial income, net                                           890                              1,032
                                                             ------                             ------
Net income (loss)                                   $        (5,613)              $              5,820
                                                             ======                             ======
Net income (loss) per share - basic                 $         (0.36)              $               0.39
                                                             ======                              ======
Net income (loss) per share - diluted                         (0.36)              $               0.34
                                                             ======                              ======
Weighted average number of shares outstanding - basic        15,709                             14,919
                                                             ======                             ======
Weighted average number of shares outstanding - diluted      15,709                             17,022
                                                             ======                             ======

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                                                                    ORCKIT COMMUNICATIONS LTD.
                                                                  CONSOLIDATED BALANCE SHEETS
                                                                        (US$ in thousands)

                                                               March 31                         December 31
                                                                 2007                               2006
                                                                 ----                               ----
             ASSETS

Current assets:

    Cash and short term marketable securit            $        42,946                    $         46,011
    Restricted cash                                            25,761                                   0
    Trade receivables                                              23                               1,581
    Other receivables                                           2,624                               2,077
    Inventories                                                 3,669                               3,464
                                                                ------                              ------
          Total  current assets                                75,023                              53,133

Long term marketable securities                                39,389                              40,561
Severance pay fund                                              3,397                               3,173
Property and equipment, net                                     2,164                               2,490
Deferred issuance costs, net                                      799                                   0
                                                               ------                              ------
          Total  assets                               $       120,772                   $          99,357
                                                              ======                               ======

                LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Bank loan                                         $           469                   $               0
    Trade payables                                              5,524                               4,907
    Accrued expenses and other payables                        10,739                              10,134
    Deferred income                                             1,796                               3,196
                                                               ------                              ------
          Total current liabilities                            18,528                              18,237

Long term liabilities :

    Convertible subordinated notes                             25,752                                   0
    Accrued severance pay and other                             4,926                               4,257
                                                               ------                              ------
                                                               30,678                               4,257

          Total liabilities                                    49,206                              22,494

Shareholders' equity                                           71,566                              76,863
                                                               ------                              ------
          Total  liabilities and shareholders' equity $       120,772                    $         99,357
                                                               ======                              ======


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